Exhibit 11 - Statement re: Computation of Per Share Earnings

The following represent the computation of per share earnings for the period ended December 31, 2007:

Weighted average number of shares outstanding as at December 31, 2007 (*)	2,605,500

Accumulated losses for the period from inception to December 31, 2007	$ 37,361

Loss per share	$ (0.00)

(*)	This represents the shares outstanding on a weighted average basis as at December 31, 2007.

There have been no shares issued since December 31, 2007 and no stock options are outstanding since inception and the period subsequent to December 31, 2007.